PE 2/23/11 No Act



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



February 28, 2011

Amy C. Seidel
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3901

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-28-2011

Re: Target Corporation

Dear Ms. Seidel:

This is in regard to your letter dated February 23, 2011 concerning the shareholder proposal submitted by Walden Asset Management; Trillium Asset Management Corp.; Calvert Asset Management Company, Inc.; Tides Foundation; the Funding Exchange; the Pride Foundation; the First Parish in Cambridge; the Missionary Oblates of Mary Immaculate; Jennifer S. Epstein; the A.M. Epstein Trust; Community Church of New York; Daniel Altschuler; First Affirmative Financial Network, LLC; Sisters of St. Francis of Philadelphia; Sadie Richards; Domini Social Investments LLC; The Pension Boards - United Church of Christ, Inc.; the United Church Foundation; the Marianist Province of the United States; the Milwaukee Province of the School Sisters of Notre Dame; and Catholic Healthcare West for inclusion in Target's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Target therefore withdraws its February 7, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: Tim Smith
Senior Vice President
Walden Asset Management
One Beacon Street
Boston, MA 02108

Shelley Alpern
Vice President
Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



UNITED STATES | ENGLAND | CHINA

February 23, 2011

BY E-MAIL
shareholderproposals@sec.gov

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: **Target Corporation 2011 Annual Meeting – Withdrawal of No-Action Request With Respect to the Shareholder Proposal Submitted by Trillium Asset Management Corporation, on behalf of Belinda Berg, Walden Asset Management, Calvert Asset Management Company, and certain other co-filers**

Ladies and Gentlemen:

On February 7, 2011, Target Corporation (the "Company") submitted a no-action request to the Staff of the Division of Corporation Finance (the "Staff") requesting that the Staff concur with the Company's view that, for the reasons stated in the request, the shareholder proposal and supporting statement (the "Proposal") co-filed by Trillium Asset Management Corporation, on behalf of Belinda Berg ("Trillium"), Walden Asset Management ("Walden"), Calvert Asset Management Company ("Calvert"), and the co-filers identified in **Exhibit A** (the "Proponents") may be omitted from the proxy materials for the Company's 2011 Annual Meeting of Shareholders.

Walden and Trillium were designated as the primary or lead filer by many of the co-filers. Calvert, the Pride Foundation, the Office of Global Justice & Peace, Missionary Oblates of Mary Immaculate, and Aaron Merle Epstein were the only co-filers that did not designate Walden or Trillium as the primary or lead filer. The Company received letters from Walden and Trillium (dated February 16, 2011), Calvert (dated February 17, 2011), the Pride Foundation (dated February 17, 2011), the Office of Global Justice & Peace (dated February 17, 2011), Missionary Oblates of Mary Immaculate (dated February 18, 2011), and Aaron Merle Epstein (dated February 17, 2011), stating that each Proponent withdraws the Proposal. Based on the withdrawal of the Proposal by the Proponents, the Company is hereby withdrawing its no-action request. A copy of this letter is being provided to each Proponent. The withdrawal letters from the Proponents are attached as **Exhibit B**.

2200 WELLS FARGO CENTER | 90 SOUTH SEVENTH STREET | MINNEAPOLIS MINNESOTA 55402-3901
TELEPHONE 612-766-7000 | FACSIMILE 612-766-1600 | WWW.FAEGRE.COM

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact me at (612) 766-7769.

Very truly yours,

Amy C. Seidel

Enclosure

cc: Shelley Alpern, Vice President, Director of ESG Research & Shareholder Advocacy, Trillium Asset Management Corporation
Timothy Smith, Walden Asset Management
Stu Dalheim, Director of Shareholder Advocacy, Calvert Asset Management Company
The co-filers listed on Exhibit A
David L. Donlin, Assistant General Counsel, Target Corporation

Exhibit A

List of Proponents on Political Contribution Proposal

Name	Contacts
Walden Asset Management	Timothy Smith Walden Asset Management One Beacon Street Boston, Massachusetts 02108 617-726-7155 tsmith@bostontrust.com
Trillium Asset Management	Shelly Alpern VP – Director 711 Atlantic Avenue Boston, Massachusetts 02111 617-423-6655 x 248 salpern@trilliuminvest.com
Calvert Asset Management	Stu Dalheim Director of Shareholder Advocacy 4550 Montgomery Avenue Bethesda, MD 20814 301-961-4762 stu.dalheim@calvert.com
Tides Foundation • Walden designated as primary filer	Lauren Webster Chief Financial Officer Tides Foundation The Presidio P.O. Box 29903 San Francisco, California 94129 415-561-6400
Funding Exchange • Walden designated as primary filer	Ron Hanft Associate Director Funding Exchange 666 Broadway, Suite 500 New York, New York 10012 212-529-5300 fexexc@aol.com
Pride Foundation	Michael Scot Pride Foundation 1122 East Pike Street PMB 1001 Seattle, Washington 98122 206-323-3318 info@pridefoundation.org
The First Parish in Cambridge • Walden designated as primary filer	Jennifer Griffith The First Parish in Cambridge 3 Church Street Cambridge, MA 02138 617-876-7772

Missionary Oblates of Mary Immaculate		Rev. Seamus P. Finn Director Missionary Oblates of Mary Immaculate 391 Michigan Avenue NE Washington DC 20017 202-529-4505
Jennifer S. Epstein • Walden designated as primary filer		Jennifer S. Epstein *** FISMA & OMB Memorandum M-07-16 ***
A.M. Epstein Trust		Anne Rosenwald Epstein Aaron Merle Epstein A.M. Epstein Trust *** FISMA & OMB Memorandum M-07-16 ***
The Community Church of New York • Walden designated as primary filer		Garnett Losak Church Administrator The Community Church of New York 40 East 35th Street New York, New York 10016 212-683-4988 info@ccny.org
Daniel Altschuler • Walden designated as primary filer		Daniel Altschuler *** FISMA & OMB Memorandum M-07-16 ***
First Affirmative Financial Network • Walden designated as primary filer		Christie Renner Executive Assistant to CEO 5475 Mark Dabling Boulevard Suite 108 Colorado Springs, Colorado 80918 719-636-1045 christierenner@firstaffirmative.com
The Sisters of St. Francis of Philadelphia • Walden designated as primary filer		Nora M. Nash Director of Corporate Social Responsibility Contact: Tim Smith Walden Asset Management tsmith@bostontrust.com
Sadie Richards • Walden designated as primary filer		Richard Hausman Clean Yield Asset Management on behalf of Sadie Richards 16 Beaver Meadow Road Norwich, Vermont 05055 Phone: 802-526-2525 Fax: 802-526-2528

Domini Social Investments • Trillium designated as primary filer		Adam Kanzer General Counsel 532 Broadway, 9th Floor New York, New York 10012-3939 Phone: 212-217-1027 Email: akanzer@domini.com
Pension Boards United Church of Christ • Walden designated as primary filer		Kathryn McCloskey Director, Corporate Social Responsibility 475 Riverside Drive, Room 1020 New York, New York 10115-0059 Phone: 800-642-6543 Fax: 212-729-2701
United Church Foundation • Walden designated as primary filer		Kathryn McCloskey Director, Corporate Social Responsibility 475 Riverside Drive, Room 1020 New York, New York 10115-0059 Phone: 800-642-6543 Fax: 212-729-2701
Marianists Province of the United States • Walden designated as primary filer		Myles McCabe Director of Peace & Justice Marianists Province of the United States 4425 West Pine Boulevard St. Louis, Missouri 63108-2301 Contact: tsmtih@bostontrust.com
Office of Global Justice & Peace (The School Notre Dame – Milwaukee Province)	Sisters of	Timothy P. Dewane Director Office of Global Justice & Peace 13105 Watertown Plank Road Elm Grove, Wisconsin 53122-2291 Phone: 262-787-1023 Fax: 262-754-0826
Catholic Healthcare West • Walden designated as primary filer		Susan Vickes, RSM VP Community Health Catholic Healthcare West 185 Berry Street, Suite 300 San Francisco, California 9410 Phone:415-438-5500 Fax: 415-438-5724

Exhibit B


Walden Asset Management
Advancing sustainable business practices since 1975

TO: Dave Donlin, Target Corporation

FROM: Tim Smith
Shelley Alpern

CC: Resolution Proponents

DATE: February 16, 2011

RE: Withdrawal of the Shareholder Resolution Seeking Review of Target's Political Spending Policy

---

Thank you for your February 7th email with the copy of the new document for the website on Public Policy and Political Contributions.

On behalf of the resolution proponents, we have sent you a memo with a number of comments about the report/policy and several lingering questions. We hope that the dialogue we have had about this issue can continue.

We believe the Board and management have instituted a comprehensive review of Target's political spending and public policy philosophy, decision-making, policies and disclosure. We expect to continue to encourage Target to move forward to even better practices and disclosure.

That said, the thrust of the resolution seeking a review has been met and the results made public for investors and stakeholders alike. Thus we are pleased to withdraw the resolution on behalf of the group of proponents.

Please let us know which proponents need to provide a basic confirmation for your files.

Thank you for your role in setting up our various dialogues.



1122 East Pike Street PMB 1001
Seattle, Washington 98122
Phone 206.323.3318 or 800.735.7287
Fax 206.323.1017
Email info@pridefoundation.org
Web www.pridefoundation.org

February 17, 2011

Mr. David Donlin
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Donlin:

As a co-filer of the resolution on political spending, led by Walden Asset Management and Trillium Asset Management, I am pleased to support the withdrawal of the resolution and urge Target to keep an open dialogue with investors on this issue.

Sincerely,

Michael Scott
Chair, Shareholder Activism Committee

Cc: Timothy Smith


School Sisters of Notre Dame
Milwaukee Province

Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 787-1023 Fax: (262) 754-0826
www.ssnd-milw.org

TO: Dave Donlin, Target Corporation

FROM: Tim Dewane, Director

CC: Timothy Smith

DATE: February 17, 2011

RE: Withdrawal of the Shareholder Resolution Seeking Review of Target's Political Spending Policy

---

As a co-filer of the resolution on political spending, led by Walden Asset Management and Trillium Asset Management, the School Sisters of Notre Dame-Milwaukee Province is pleased to support the withdrawal of the resolution. We urge Target Corporation to continue to keep an open dialogue with investors on this issue in the future.




4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

February 17, 2011

Dave Donlin
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

Dear Mr. Donlin:

On behalf of Calvert Asset Management Company, Inc., we would like to thank you and your colleagues for the attention you have given to our shareholder proposal seeking review of Target's Political Spending Policy.

We believe the Board and management have instituted a comprehensive review of Target's political spending and public policy philosophy, decision-making, policies and disclosure. Therefore, we are withdrawing our shareholder resolution from Target's proxy materials.

If you have any questions or concerns you may reach me at 301-961-4762, or stu.dalheim@calvert.com. We appreciate your attention to this matter and look forward to continued dialogue.

Sincerely,

Stu Dalheim
Director of Shareholder Advocacy

Cc: Timothy Smith, Walden Asset Management

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province



February 18, 2011

Mr. David Donlin
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

Dear Mr. Donlin:

As a co-filer, on behalf of the Missionary Oblates of Mary Immaculate, of the resolution on political spending led by Walden Asset Management and Trillium Asset Management, I support the withdrawal of the resolution. I urge Target to keep an open dialogue with investors on this issue.

Sincerely,

Séamus P. Finn, OMI

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

AARON M. EPSTEIN

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2011

Mr. David Donlin
TARGET CORPORATION
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Donlin:

As a cofiler of the resolution on political spending led by Walden Asset Management and Trillium Asset Management I am pleased to support the withdrawal of the resolution and urge Target to keep an open dialogue with investors on this issue.

Sincerely,

Aaron M. Epstein

Cc: Timothy Baer, Target Corporation

Timothy Smith, Walden Asset Management

Moncada-Terry, Carmen

From: Smith, Timothy [tsmith@bostontrust.com]
Sent: Thursday, February 17, 2011 9:50 AM
To: shareholderproposals
Subject: TARGET RESOLUTION WITHDRAWL

Follow Up Flag: Follow up
Flag Status: Completed

Dear Mr. Belliston,
Thank you for your call in response to my email yesterday indicating that the resolution to Target on political spending has been withdrawn in light of their Board's review and new policy now up on its website. Walden Asset Management and Trillium Asset Management were serving as the primary filers of the resolution and had led several conversations with the management as the Board review moved forward over the last 6 months.
As such we were deputized by the 21 filers to act on their behalf in the dialogue and any agreement that resulted in the withdrawal of the resolution. I apologize for not confirming that in my email to you yesterday.
Fyi, we are also insuring that Target receives confirmation letter from filers in the few cases where they would like them for their files.
Please do call if you have any questions.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performance, transparency and accountability. Walden Asset Management is a division of Boston Trust & Investment Management Company.

Boston Trust & Investment Management Company
Walden Asset Management
BTIM, Inc.

Moncada-Terry, Carmen

From: Smith, Timothy [tsmith@bostontrust.com]
Sent: Wednesday, February 16, 2011 5:54 PM
To: shareholderproposals
Cc: Shelley Alpern; Dave.Donlin
Subject: FW: Re: Target - Walden Political Spending Withdrawal Letter
Attachments: tgt - walden political spending withdrawal letter.doc

Follow Up Flag: Follow up
Flag Status: Completed

To Greg Belliston,
Greetings in this exceedingly busy shareholder season. To make your workload an ounce lighter I enclose a copy of our letter withdrawing the resolution to Target seeking a political spending review. The Target Board has just completed that review and put the new policy on their website. Thus we are pleased to withdraw the resolution.
I am copying Dave Donlin of Target as well.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performance, transparency and accountability. Walden Asset Management is a division of Boston Trust & Investment Management Company.

From: Smith, Timothy
Sent: Wednesday, February 16, 2011 5:30 PM
To: Dave.Donlin
Cc: Shelley Alpern
Subject: FW: Re: Target - Walden Political Spending Withdrawal Letter

Dave,

For your records we enclose a letter withdrawing the political spending resolution. We shall inform the SEC of this decision so they won't need to put the Target No Action request on a very busy schedule.
Let's talk about any further details.
I will also send this memo to all cofilers.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com

www.waldenassetmgmt.com

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.


Walden Asset Management
Advancing sustainable business practices since 1975

TO: Dave Donlin, Target Corporation

FROM: Tim Smith
Shelley Alpern

CC: Resolution Proponents

DATE: February 16, 2011

RE: Withdrawal of the Shareholder Resolution Seeking Review of Target's Political Spending Policy

---

Thank you for your February 7th email with the copy of the new document for the website on Public Policy and Political Contributions.

On behalf of the resolution proponents, we have sent you a memo with a number of comments about the report/policy and several lingering questions. We hope that the dialogue we have had about this issue can continue.

We believe the Board and management have instituted a comprehensive review of Target's political spending and public policy philosophy, decision-making, policies and disclosure. We expect to continue to encourage Target to move forward to even better practices and disclosure.

That said, the thrust of the resolution seeking a review has been met and the results made public for investors and stakeholders alike. Thus we are pleased to withdraw the resolution on behalf of the group of proponents.

Please let us know which proponents need to provide a basic confirmation for your files.

Thank you for your role in setting up our various dialogues.



UNITED STATES | ENGLAND | CHINA

AMY C. SEIDEL
ASeidel@faegre.com
(612) 766-7769

February 7, 2011

BY E-MAIL
shareholderproposals@sec.gov

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Target Corporation 2011 Annual Meeting – Shareholder Proposal Submitted by Trillium Asset Management Corporation, on behalf of Belinda Berg, Walden Asset Management, Calvert Asset Management Company, and certain other co-filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this letter requests that the Staff of the Division of Corporation Finance (the "Staff") concur with our view that, for the reasons stated below, the proposal dated August 18, 2010 (the "Proposal") co-filed by Trillium Asset Management Corporation, on behalf of Belinda Berg, Walden Asset Management, Calvert Asset Management Company, and the co-filers identified on **Exhibit A** (the "Proponents") may be omitted from the proxy materials for the 2011 Annual Meeting of Shareholders (the "2011 Annual Meeting") of Target Corporation (the "Company" or "Target").

GENERAL

The 2011 Annual Meeting is scheduled to be held on or about June 8, 2011. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission on or about April 28, 2011, and to commence mailing to its shareholders on or about such date.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the Proposal are being emailed to the Commission at shareholderproposals@sec.gov. As a result we are not enclosing six (6) copies as is ordinarily required by Rule 14a-8(j).

A copy of this letter is also being sent to the Proponents as notice that the Company intends to exclude the Proposal from the Company's proxy materials for the 2011 Annual Meeting.

TEXT OF PROPOSAL

The Proposal requests that "the independent members of the Board of Directors institute a comprehensive review of Target's political contributions and spending processes including:

- The criteria used for such contributions and the broader impact contributions may have on the company's reputation, public image with consumers and business sales and profitability, including how hoped-for benefits are balanced with the broader costs of endorsing a candidate whose policies may conflict with Target's publicly expressed values;
- Direct or indirect contributions to candidates and issue ads aimed at affecting political races;
- Support for ballot initiatives at the state level;
- Contributions through trade associations such as the U.S. Chamber of Commerce, and tax exempt organizations (e.g. 501(c)4s and 527s) which can redistribute contributions for political purposes without having to disclose such transactions; and
- Oversight processes by management and the Board.

The report [sic] may omit confidential information and costs may be limited."

A copy of the Proposal and supporting statement, as submitted by one of the co-filers, is attached to this letter as **Exhibit B**. The proposal and supporting statement submitted by each co-filer is identical to the Proposal and supporting statement attached to this letter. The separate cover letters provided by each co-filer are also included in **Exhibit B**.

THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(10) BECAUSE IT HAS BEEN SUBSTANTIALLY IMPLEMENTED BY THE COMPANY.

We believe that the Proposal may be excluded from the proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(10) because the Company has taken actions over the past six months directly related to its political and policy activities that substantially implement the Proposal. Specifically, a committee of the Board of Directors, consisting entirely of independent members of the Board of Directors, has performed a comprehensive review the Company's political contributions and spending processes (the "Review"). The Review was comprehensive in nature and intended to ensure alignment among the Company's public policy activities and business strategies. The Review also took into consideration the interests and sensitivities of the Company's various stakeholders.

Additionally, even though not called for by the Proposal, as a result of the Review, the Company has (i) developed a framework for relevant policy considerations regarding the Company's public policy engagement activities (the "Framework") that includes the Company's policies and procedures for political contributions and other advocacy activity and (ii) prepared various reports disclosing the Company's political contributions (the "Reports"). While not requested by the Proposal, the Framework will be made publicly available by the Company on its corporate website in the form of **Exhibit C**.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "fully effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091 at §II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); and *Talbots Inc.* (avail. Apr. 5, 2002). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareholder vote on most, but not all, forms of company stock plans); *Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

In the instant case, the Review substantially implements the Proposal under Rule 14a-8(i)(10) because it fulfills the Proposal's essential objective that the "independent members of Board of Directors institute a comprehensive review of Target's political contributions and spending processes." In addition, the Framework and Reports provide information that is above and beyond what is currently requested of the Proposal.

A. The independent members of the Board of Directors have conducted a comprehensive review of the Company's political contributions and spending processes.

The Corporate Responsibility Committee (the "CRC") of the Company's Board of Directors is comprised of independent members of the Board of Directors. The CRC has met multiple times to specifically review the Company's political contributions and spending processes. In addition, the full Board of Directors also met to discuss these issues and the CRC's Review. At each meeting, the CRC conducted a thorough discussion of the Company's political contributions and spending processes.

B. The Company has adopted the Framework.

As a result of the CRC meetings, the full Board of Directors approved the Framework, which features the formation of a new Policy Committee made up of senior executive-level employees from areas that are most often affected directly by public policy decisions. While not requested by the Proposal, the Framework reflects the comprehensive review of the Company's political contributions and spending processes conducted by the CRC and the Board. The Framework addresses four areas of the Company's civic activities: public policy, issue advocacy, political contributions, and Board oversight. The five subsections below describe how the Framework addresses each of the five points listed in the Proposal. The existence of the provisions in the Framework covering all the considerations addressed in the Proposal is further evidence that the CRC's Review satisfied the essential objective of the Proposal.

1. The Framework addresses the criteria used for political contributions and the broader impact contributions might have on certain aspects of the Company's operations.

Certain sections of the Framework address the criteria used for determining the types of political contributions that can be made by the Company. The Framework also addresses the impact that contributions may have on the Company. Examples of these provisions are as follows:

- The Framework mentions that the Policy Committee is the primary body to guide the decision-making process regarding financial support of political activities.
- The Policy Committee and the Company's Chief Executive Officer are responsible for balancing the Company's business interests with any other considerations that may be important to the Company's team members, guests or other stakeholders.

- The Policy Committee determines the factors to be considered when making contribution decisions and those specific factors are detailed in the Framework.
- The Policy Committee reviews and approves any use of general corporate funds for electioneering activities or for ballot initiatives.
- The specific determinations to be made by the Policy Committee before any contributions can be made are: (i) whether the contribution supports the Company's business interests; (ii) whether the contribution gives consideration to the interests of the Company's guests, team members, shareholders and other stakeholders; and (iii) a conclusion that the contribution is an appropriate means of advancing the Company's public policy position.
- The CRC provides oversight and review of the Company's public policy activities and the Chair of the CRC is to be consulted on significant or sensitive decisions by the Policy Committee relating to contributions or public policy positioning.

2. *The Framework addresses direct or indirect contributions provided to candidates.*

The Framework provides that the Company may provide "financial support to political candidates, political parties or ballot initiates" through the TargetCitizens PAC and the use of general corporate funds, where permitted by law. The Framework makes clear that the Company's financial support is provided in a nonpartisan manner based strictly on issues that directly affect the Company's business priorities.

TargetCitizens PAC makes contributions in a bipartisan manner to federal candidates and organizations. In addition, with regard to the use of general corporate funds for political contributions, approval of the Policy Committee is required regardless of whether the contribution is made directly to a candidate or party, or indirectly through an organization.

3. *The Framework addresses the Company's approach for advocacy on positions important to its business.*

In the Issue Advocacy section of the Framework, the Company discusses its approach for both direct and indirect advocacy on positions important to its business. With regard to direct advocacy, the Company relies "on leaders throughout the company who have expertise to lend to policy discussions." The Company specifically mentions that it has engaged in lobbying activities on a number of issues, "including organized retail crime, interchange fees, community safety, urban redevelopment, taxes, trade, product safety and cost-effective health care reform."

The Framework also discusses how the Company indirectly engages in advocacy through its membership in trade associations and other policy-based organizations, and emphasizes that the Company's financial support for these associations and organizations is limited to educational, lobbying and association management activities.

4. The Framework addresses contributions made through tax exempt organizations.

The Framework notes that the Company "expressly requires that [its] financial contributions to [trade associations and other policy-based organizations] not be used for making campaign contributions to candidates or to influence the outcome of specific elections or ballot initiatives." In the event the Company does determine to use corporate funds to support a campaign or ballot initiative, the Policy Committee must first review and approve any such contribution, regardless of whether it is made directly or through an organization operating under Sections 527 or 501(c)(4) of the U.S. Internal Revenue Code.

5. The Framework provides for oversight processes by management and the Board.

The Framework addresses the oversight process. The CRC has the primary role in oversight of the political activities conducted by the Company. The CRC reviews the Company's public policy activities semi-annually. In addition, the Policy Committee reports to the CRC at least twice per year and consults with the Chair of the CRC on particularly significant or sensitive decisions relating to contributions or public policy positions.

C. The Company has prepared the Reports.

While not requested by the Proposal, the Company has prepared a number of reports that address certain aspects of the Proposal. First, the company reports the identity of the trade associations and other policy-based organizations it supports, together with the aggregate amount of the Company's financial support (the "Trade Association Report"). The Trade Association Report will be updated twice per year. Second, information on the Company's aggregate corporate contributions, together with a list of individual contributions of $5,000 or more will be updated twice per year.

While not prepared by the Company, information on the TargetCitizens PAC contributions are publicly available on the Federal Election Commission's website.

As described above, the Company has addressed all aspects of the Proposal and has satisfied its essential objective. Indeed, the Framework and the Report provide more information than requested in the Proposal. In that regard, no-action letter precedent indicates that when a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue. *See, e.g., Allegheny Energy, Inc.* (avail. Feb. 20, 2008) and *Honeywell International, Inc.* (avail. Jan. 24, 2008). Because the Company has satisfied the essential objective, and has actually exceeded the stated requirements, of the Proposal by performing the Review, adopting the Framework and preparing the Reports, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

Accordingly, we believe that the Company has substantially implemented the Proposal, and we request that the Staff concur that the Proposal may be excluded from the proxy materials for the Company's 2011 Annual Meeting under Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the SEC if the Company excludes the Proposal from its proxy materials. Based upon the Company's timetable for its 2011 Annual Meeting, a response from the Staff by February 24, 2011 would be appreciated.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact me at 612-766-7769.

Very truly yours,

Amy C. Seidel

SEIDA/

Enclosure

cc: Shelley Alpern, Vice President, Director of ESG Research & Shareholder Advocacy, Trillium Asset Management Corporation
Timothy Smith, Walden Asset Management
Stu Dalheim, Director of Shareholder Advocacy, Calvert Asset Management Company
The co-filers listed on Exhibit A
David L. Donlin, Assistant General Counsel, Target Corporation

Exhibit A

List of Proponents on Political Contribution Proposal

Name	Contacts
Walden Asset Management	Timothy Smith Walden Asset Management One Beacon Street Boston, Massachusetts 02108 617-726-7155 tsmith@bostontrust.com
Trillium Asset Management	Shelly Alpern VP – Director 711 Atlantic Avenue Boston, Massachusetts 02111 617-423-6655 x 248 salpern@trilliuminvest.com
Calvert Asset Management	Stu Dalheim Director of Shareholder Advocacy 4550 Montgomery Avenue Bethesda, MD 20814 301-961-4762 stu.dalheim@calvert.com
Tides Foundation • Walden designated as primary filer	Lauren Webster Chief Financial Officer Tides Foundation The Presidio P.O. Box 29903 San Francisco, California 94129 415-561-6400
Funding Exchange • Walden designated as primary filer	Ron Hanft Associate Director Funding Exchange 666 Broadway, Suite 500 New York, New York 10012 212-529-5300 fexexc@aol.com
Pride Foundation	Michael Scot Pride Foundation 1122 East Pike Street PMB 1001 Seattle, Washington 98122 206-323-3318 info@pridefoundation.org
The First Parish in Cambridge • Walden designated as primary filer	Jennifer Griffith The First Parish in Cambridge 3 Church Street Cambridge, MA 02138 617-876-7772

Missionary Oblates of Mary Immaculate	Rev. Seamus P. Finn Director Missionary Oblates of Mary Immaculate 391 Michigan Avenue NE Washington DC 20017 202-529-4505
Jennifer S. Epstein • Walden designated as primary filer	Jennifer S. Epstein ***FISMA & OMB Memorandum M-07-16***
A.M. Epstein Trust	Anne Rosenwald Epstein Aaron Merle Epstein A.M. Epstein Trust ***FISMA & OMB Memorandum M-07-16***
The Community Church of New York • Walden designated as primary filer	Garnett Losak Church Administrator The Community Church of New York 40 East 35th Street New York, New York 10016 212-683-4988 info@ccny.org
Daniel Altschuler • Walden designated as primary filer	Daniel Altschuler ***FISMA & OMB Memorandum M-07-16***
First Affirmative Financial Network • Walden designated as primary filer	Christie Renner Executive Assistant to CEO 5475 Mark Dabling Boulevard Suite 108 Colorado Springs, Colorado 80918 719-636-1045 christierenner@firstaffirmative.com
The Sisters of St. Francis of Philadelphia • Walden designated as primary filer	Nora M. Nash Director of Corporate Social Responsibility Contact: Tim Smith Walden Asset Management tsmith@bostontrust.com
Sadie Richards • Walden designated as primary filer	Richard Hausman Clean Yield Asset Management on behalf of Sadie Richards ***FISMA & OMB Memorandum M-07-16***

Domini Social Investments • Trillium designated as primary filer	Adam Kanzer General Counsel 532 Broadway, 9th Floor New York, New York 10012-3939 Phone: 212-217-1027 Email: akanzer@domini.com
Pension Boards United Church of Christ • Walden designated as primary filer	Kathryn McCloskey Director, Corporate Social Responsibility 475 Riverside Drive, Room 1020 New York, New York 10115-0059 Phone: 800-642-6543 Fax: 212-729-2701
United Church Foundation • Walden designated as primary filer	Kathryn McCloskey Director, Corporate Social Responsibility 475 Riverside Drive, Room 1020 New York, New York 10115-0059 Phone: 800-642-6543 Fax: 212-729-2701
Marianists Province of the United States • Walden designated as primary filer	Myles McCabe Director of Peace & Justice Marianists Province of the United States 4425 West Pine Boulevard St. Louis, Missouri 63108-2301 Contact: tsmtih@bostontrust.com
Office of Global Justice & Peace (The School Sisters of Notre Dame – Milwaukee Province)	Timothy P. Dewane Director Office of Global Justice & Peace 13105 Watertown Plank Road Elm Grove, Wisconsin 53122-2291 Phone: 262-787-1023 Fax: 262-754-0826
Catholic Healthcare West • Walden designated as primary filer	Susan Vickes, RSM VP Community Health Catholic Healthcare West 185 Berry Street, Suite 300 San Francisco, California 9410 Phone:415-438-5500 Fax: 415-438-5724

Exhibit B

REVIEW POLITICAL CONTRIBUTIONS POLICY

Whereas: The Target web site appears to have a thoughtful, transparent process for reviewing political spending, with its disclosure of oversight and 2008 contributions over $5,000.

The web site states "before any contribution is made, we determine that it is consistent with our business interests and under the circumstances, is an appropriate means of advancing our public policy position."

However, in July 2010 Target donated $150,000 to a political group, Minnesota Forward, which actively supports a candidate for Governor who is a vocal opponent of same-sex marriage, as well as full parenting rights for same-sex couples.

Ironically, Target has been known for forward-looking policies and benefits for gay and lesbian employees, having an explicit policy that bans discrimination based on sexual orientation and offering domestic partner benefits.

The Minnesota Forward contribution resulted in a major national controversy with demonstrations, petitions, threatened boycotts and considerable publicity. Within one week Target CEO Gregg Steinhafel apologized in a letter to employees.

After the Supreme Court's *Citizens United* decision, companies may now use corporate funds to pay for ads supporting or opposing candidates directly and to contribute to state or local elections. Previously this was illegal.

According to the *Wall Street Journal* (8/7/10), Minnesota Forward was created in the wake of the Supreme Court decision to collect donations by corporations. While Minnesota Forward focuses on candidates with tax and business policies it supports, it appears to ignore a candidate's broader social or environmental positions in making endorsements and contributions.

Since Target management is using shareholder monies for this and other political contributions, we believe it would have been prudent to undertake a comprehensive review of the implications of such contributions for our company's reputation and business competitiveness before donating $150,000. We are concerned that management may use the open door of the *Citizens United* decision to intervene in numerous controversial political contests that could harm the Target brand.

Therefore, in the aftermath of *Citizens United*, we believe the Board should re-evaluate Target's policies and practices regarding political spending and disclose to shareowners what new policies will be instituted.

Resolved: The shareholders request that the independent members of the Board of Directors institute a comprehensive review of Target's political contributions and spending processes including:

- The criteria used for such contributions and the broader impact contributions may have on the company's reputation, public image with consumers and business sales and profitability, including how hoped-for benefits are balanced with the broader costs of endorsing a candidate whose policies may conflict with Target's publicly expressed values;
- Direct or indirect contributions to candidates and issue ads aimed at affecting political races;
- Support for ballot initiatives at the state level;

- Contributions through trade associations such as the U.S. Chamber of Commerce, and tax exempt organizations (e.g. 501(c)4s and 527s) which can redistribute contributions for political purposes without having to disclose such transactions; and
- Oversight processes by management and the Board.

The report may omit confidential information and costs may be limited.


Walden Asset Management

August 17, 2010

Mr. Timothy R. Bauer
Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Bauer:

Walden Asset Management holds at least 75,000 shares of Target Corporation on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with approximately $1.7 billion in assets under management.

Walden is pleased to be a long-term investor in Target. We appreciate Target's leadership on a variety of ESG issues over the years, particularly its forward-looking employment policies and practices that address equality and inclusivity in the workplace.

We write today to encourage Target to take additional steps to increase corporate accountability related to political contributions, especially in light of the recent *Citizens United* decision of the U.S. Supreme Court and the controversy surrounding the Minnesota Forward contribution.

We are filing the enclosed shareholder proposal with Trillium Asset Management (Trillium) and Calvert Asset Management Company (Calvert), for inclusion in the 2011 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 . Walden Asset Management is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Target shares. We have been a shareholder for more than one year and will hold at least $2,000 of Target Corporation stock through the next annual meeting. Verification of our ownership position will be forthcoming. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Walden Asset Management, Calvert and Trillium will serve as primary contacts and we expect there will be a number of additional co-filers of this resolution. We are more than pleased to discuss with management and the board the issues raised in the resolution in the hope of finding mutual areas of agreement. Please feel free to contact me at 617 726 7155 or tsmith@bostontrust.com. We look forward to your response.

Sincerely,

Timothy Smith
Senior Vice President

Encl. Resolution Text

A Division of Boston Trust & [illegible]
One Beacon Street [illegible]





Trillium Asset Management Corporation
www.trilliuminvest.com

August 18, 2010

Timothy R. Baer
Executive Vice President, General Counsel and Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Baer:

Trillium Asset Management Corp. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently hold nearly 275,000 shares of Target common stock.

I am hereby authorized to notify you of our intention to co-file, with Walden Asset Management and Calvert Asset Management Company, the enclosed shareholder resolution with Target Corporation on behalf of our client Belinda Berg. Trillium submits this shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Ms. Berg holds more than $2,000 of company common stock, acquired more than one year prior to today's date and held continuously for that time. Ms. Berg will remain invested in this position continuously through the date of the 2011 annual meeting. Enclosed please find verification of ownership and other documentation which addresses rule 14a-8. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any communications to me at (617) 423-6655, x 248 and at Trillium Asset Management Corp. 711 Atlantic Ave., Boston, MA 02111; or via email at salpern@trilliuminvest.com. Please kindly confirm receipt of this letter via email.

Sincerely,

Shelley Alpern
Vice President
Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation

Cc: Mr. Gregg W. Steinhafel, Chairman, Chief Executive Officer and President, Target Corporation

Enclosures


Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

August 17, 2010

Timothy R. Baer
Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

Dear Mr. Baer:

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 54 mutual funds sponsored by Calvert Group, Ltd., including 23 funds that apply sustainability criteria. Calvert currently has over $14 billion in assets under management.

The Calvert Social Index Fund and the CSIF Equity Portfolio ("the Funds") are each a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, the Funds have held these securities continuously for at least one year, and it is Calvert's intention that the Funds continue to own shares in the Company through the date of the 2011 annual meeting of shareholders.

We write today to encourage you to take steps to increase corporate accountability related to political contributions.

We are notifying you, in a timely manner, that Calvert, on behalf of the Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We are filing the enclosed shareholder proposal with Trillium Asset Management and Walden Asset Management for inclusion in the 2011 proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Calvert, Trillium and Walden will serve as primary contacts.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Stu Dalheim, at 301-961-4762, or contact him via email at stu.dalheim@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President, Assistant Secretary,
Deputy General Counsel and Chief Compliance Officer

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Asset Management Company, Inc.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Asset Management Company, Inc.

Enclosures: Resolution Text

#10364



TIDES

August 30, 2010

Mr. Timothy R. Bauer
Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Bauer:

Tides Foundation holds 11,500 shares of Target Corporation stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Further, we believe Target is such a company and we have been pleased to own it in our portfolio. However, we wish to see Target be more transparent and disclose additional information particularly in regards to political contributions in light of the recent controversy.

Therefore, we are submitting the enclosed shareholder proposal as a co-sponsor with Walden Asset Management for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Target shares. We have been a shareholder for more than one year and will hold at least $2,000 of Target stock through the next annual meeting.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and Timothy Smith at Walden. We look forward to your response.

Sincerely,

Lauren Webster
Chief Financial Officer

Encl. Resolution Text, Proof of Ownership
Cc: Timothy Smith – Walden Asset Management

TIDES FOUNDATION

The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t] 415.561.6400
f] 415.561.6401

www.tides.org


Funding
Exchange

"Change, Not Charity"

666 Broadway, Suite #500
New York, NY 10012
212.529.5300
Fax: 212.982.9272
E-mail: fexexc@aol.com
http://www.fex.org

August 30, 2010

Mr. Timothy R. Bauer
Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Bauer:

The Funding Exchange holds 3,000 shares of Target Corporation stock. The Funding Exchange is a network of regionally-based community foundations that currently makes grants each year for projects related to social and economic justice. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Funding Exchange is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and will hold at least $2,000 of Target Corporation stock through the next annual meeting and verification of our ownership position is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We look forward to hearing from you. We would appreciate it if you would please copy us and Walden Asset Management on all correspondence related to this matter. Timothy Smith at Walden Asset Management is serving as the primary contact for us and can be reached by phone at (617) 726-7155, by fax at (617) 227-2670.

Thank you.

Sincerely,

Ron Hanft
Associate Director



1122 East Pike Street PMB 1001
Seattle, Washington 98122
Phone 206.323.3318 or 800.735.7287
Fax 206.323.1017
Email info@pridefoundation.org
Web www.pridefoundation.org

August 30, 2010

Mr. Timothy R. Bauer
Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Bauer:

The Pride Foundation holds 3,500 shares of Target Corporation stock. The Pride Foundation connects, inspires and strengthens the Pacific Northwest Lesbian, Gay, Bisexual and Transgender (LGBT) community in pursuit of equality. We accomplish this by awarding grants and scholarships and cultivating leaders.

We are filing the enclosed shareholder proposal as a co-filer with Walden Asset Management the primary filer for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Pride Foundation is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares.

We have been a shareholder for more than one year and will hold at least $2,000 of Target Corporation stock through the next annual meeting and verification of ownership is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Please copy correspondence to both myself and to Timothy Smith at Walden Asset Management at 617-726-7155 or tsmith@bostontrust.com.

Sincerely,

Michael Scott
Chair, Shareholder Activism Committee

Cc: Timothy Smith

The First Parish in Cambridge

The First Parish in Cambridge
Unitarian Universalist
Harvard Square – Gathered 1636

3 Church St., Cambridge, MA 02138
(617) 876-7772
TTY (617) 868-6178

August 30, 2010

Mr. Timothy R. Bauer
Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Bauer:

The First Parish in Cambridge is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 600 shares of Target Corporation stock. We have owned over $2,000 worth for more than a year. Further it is our intent to hold greater than $2,000 in market value through the 2011 annual meeting of Target Corporation. Verification of ownership is enclosed.

I hereby notify you that the First Parish in Cambridge, as a concerned shareholder, is co-filing the enclosed resolution with Walden Asset Management as the "primary filer." The resolution is submitted for consideration and action by the stockholders at the 2011 annual meeting and for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We will be represented in person or by proxy at the annual meeting.

Please also copy correspondence to Timothy Smith at Walden. We look forward to your response.

Sincerely,

Jennifer Griffith / RFby

Jennifer Griffith

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province



September 1, 2010

Mr. Timothy R. Baer
Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

Dear Mr. Baer:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 about faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 7,000 shares of Target Corporation. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

We write today to encourage you to take steps to increase corporate accountability related to political contributions.

It is with this in mind that I write to inform you of our intention to co-file the enclosed stockholder resolution with Walden Asset Management, a division of Boston Trust & Investment Management Company, for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

September 16, 2010

Timothy R. Baer
Executive Vice President, General Counsel and Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Baer:

I am the granddaughter of Louis Epstein, who sold his chain of bookstores to what is now Target when it was the Dayton-Hudson Company. I currently hold over 280,000 shares of Target common stock.

I found it very disturbing to learn of Target's recent campaign donation to a candidate who would deny civil rights to a significant portion of his state's population. My grandfather would have never sold the Pickwick Bookshop to a company which supported this.

I am hereby notifying you of my intention to co-file, with Walden Asset Management, Trillium Asset Management, Calvert Asset Management Company and my father, Aaron M. Epstein, the enclosed shareholder resolution with Target Corporation. I submit this shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, I hold more than $2,000 of company common stock, acquired more than one year prior to today's date and held continuously for that time. I will remain invested in this position continuously through the date of the 2011 annual meeting. Verification of ownership will be sent under separate cover. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

.I will be pleased to accept any agreement you may be able to reach with the proponents leading to the resolution withdrawal.

Please direct any communications to me at ***FISMA & OMB Memorandum M-07-16*** or via email at ***FISMA & OMB Memorandum M-07-16*** Please kindly confirm receipt of this letter via email.

Sincerely,

Jennifer S. Epstein

Cc: Mr. Gregg W. Steinhafel, Chairman, Chief Executive Officer and President, Target Corporation

Enclosures

Aaron Merle Epstein
Anne Rosenwald Epstein Trustees
A.M. Epstein Trust
U/A 11/9/05

FISMA & OMB Memorandum M-07-16

September 22, 2010

Timothy R. Baer
Executive Vice President, General Counsel and Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Baer:

The A.M. Epstein Trust currently holds shares of Target Common Stock valued at more than $2,000. The Taxpayer ID # of the Trust is ***FISMA & OMB Memorandum M-07-16***

We, as trustees, hereby notify you of our intention to co-file, with Walden Asset Management and Calvert Asset Management Company, and Trillium Asset Management the enclosed shareholder resolution with Target Corporation this shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, our shares valued at more than $2,000 of company common stock, were acquired more than one year prior to today's date and held continuously for that time. We will remain invested in this position continuously through the date of the 2011 annual meeting. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Sincerely,

Anne Rosenwald Epstein
Aaron Merle Epstein
co-Trustees

Cc: Mr. Gregg W. Steinhafel, Chairman, Chief Executive Officer and President, Target Corporation

Enclosures

THE COMMUNITY CHURCH
OF NEW YORK
UNITARIAN UNIVERSALIST
40 East 35th Street, New York, N.Y. 10016
Telephone: (212) 683-4988 • Fax: (212) 683-4998
Email: info@ccny.org • Web page: www.ccny.org

September 29, 2010

Mr. Timothy R. Baer
Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Baer:

Community Church of New York holds at least 1,100 shares of Target Corporation stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top objectives is the assurance that our companies are doing all that they can with regards to corporate accountability related to political contributions.

Therefore, we are submitting the enclosed shareholder proposal as a co-sponsor with Walden Asset Management for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Target shares.

We have been a shareholder for more than one year and have enclosed verification of ownership. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and to Timothy Smith at Walden. We look forward to your response.

Sincerely,

Garnett Losak / RPh

Garnett Losak
Church Administrator

Encl. Resolution Text
Cc: Timothy Smith

Daniel Altschuler

FISMA & OMB Memorandum M-07-16

September 29, 2010

Mr. Timothy Baer
Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Baer:

I own 500 shares of Target Corporation stock. I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among my top social objectives is the assurance that companies are doing all that they can to be responsible corporate citizens and well-governed companies related to political contributions.

Therefore, I am submitting the enclosed shareholder proposal as a co-sponsor with Walden Asset Management for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Target shares.

I have been a shareholder for more than one year and will provide verification of ownership position. I will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

I consider Walden Asset Management as the "primary filer" of this resolution, and myself a co-filer. Please copy correspondence both to me and to Timothy Smith at Walden. I look forward to your response.

Sincerely,

Daniel Altschuler

Cc: Timothy Smith – Walden Asset Management (tsmith@bostontrust.com)


First Affirmative
Financial Network, LLC

Investing for a Sustainable Future

November 9, 2010

Timothy R. Baer
Executive Vice President, General Counsel and Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Baer:

First Affirmative Financial Network, LLC is a United States based investment management firm with approximately $670 million in assets under management. We hold more than 4,000 shares of Target Corporation common stock on behalf of clients who ask us to integrate their values with their investment portfolios.

First Affirmative joins Walden Asset Management to co-file the enclosed shareholder resolution with Target Corporation. We support the inclusion of this proposal in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, we hold more than $2,000 of Target Corporation common stock, acquired more than one year prior to the filing deadline and held continuously for that time. We intend to remain invested in this position continuously through the date of the 2011 annual meeting.

Verification of beneficial ownership will be forwarded under separate cover, by our custodian Folio*fn* Investments, Inc.

Walden Asset Management is authorized to negotiate on our behalf, to include withdrawing the resolution if appropriate.

Please direct any communications to:

Tim Smith
Walden Asset Management
One Beacon Street
Boston, MA 02108
(617) 726-7155
tsmith@bostontrust.com

We would appreciate receiving a confirmation of receipt of this letter via email to:

Christie Renner
Shareowner Advocate
First Affirmative Financial Network, LLC
5475 Mark Dabling Boulevard
Colorado Springs, CO 80918
(719) 636-1045 ext. 116
christierenner@firstaffirmative.com

Sincerely,

George Gay, CFP®, AIF®
Chief Executive Officer
First Affirmative Financial Network, LLC

Cc: Tim Smith

Enclosure: Shareholder Proposal



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 3, 2010

Timothy R. Baer
Executive Vice President, General Counsel and Corporate Secretary
Target Corporation
1000 Nicolet Mall
Minneapolis, MN 55403

Dear Mr.Baer:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Target for several years and have participated in many productive dialogues with the company on various issues. At this time we are concerned with Target's policies and practices related to political spending and the many inappropriate strategies with regard to political campaigns, trade associations and environmental initiatives that can impact the public image of the company. We strongly encourage you to review your political spending and examine the risk and responsibilities associated with supporting a political group such as Minnesota Forward.

I am hereby authorized to notify you of our intention to submit this shareholder proposal with Walden Asset Management. I submit it for inclusion in the 2011 proxy statement for consideration and action at the next shareholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. Please note that the contact person for this resolution will be: Tim Smith, Walden Asset Management. Contact information: tsmith@bostontrust.com

As verification that we are beneficial owners of common stock in Target, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio beyond the next annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: Tim Smith, Walden Asset Management
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

CLEAN
YIELD
ASSET
MANAGEMENT

Principles and profits working together

21 December, 2010

Timothy R. Baer,
Corporate Secretary
Target Corporation
1000 Nicolet Mall
Mail Stop TPS-2670
Minneapolis, MN 55403

Re: Sadie Richards' Co-filing of Shareholder Resolution entitled Political Contributions- Sexual Orientation Discrimination

Dear Timothy Baer:

The enclosed is a co-filing of the captioned resolution. ~~We have faxed these filing documents earlier.~~ RH

The resolution is **identical to that filed by Walden Asset Management and others**. Walden is the primary filer for purposes of discussions with Target, but we would appreciate being party to related correspondence.

Clean Yield Asset Management is filing this resolution on behalf of Target shareholder Sadie Richards, who has for many years held Target shares of value well in excess of the minimum amount for filing of $2,000. Proof of her continuous beneficial ownership is enclosed. You will also find herein a letter from Ms. Richards authorizing Clean Yield to act on her behalf for the purposes of this resolution.

Clean Yield is a money management firm serving socially responsible clients exclusively. We share Ms. Richards' deep concern about the lack of accountability regarding political contributions by corporations generally and Target in particular.

Thank you for your attention.

Sincerely,

Richard D Hausman

Richard Hausman
Clean Yield Asset Management

Cc: Sadie Richards
Eric Becker, CY Chief Investment Officer
Julie Wokaty, Interfaith Center for Corporate Responsibility

Encs: Resolution; Monthly brokerage statements (3); Letter of authorization

16 Beaver Meadow Rd. P.O. Box 874 Norwich, VT 05055 802.526.2525 (V) 802.526.2528 (F) 800.809.6439 cleanyield.com



The Way You Invest Matters®

December 23, 2010

Timothy R. Baer
Executive Vice President, General Counsel and Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Via United Parcel Service

Re: Shareholder Proposal

Dear Mr. Baer:

I am writing on behalf of Domini Social Investments LLC, the manager of the Domini Social Equity Fund ("the Fund"). The Fund is a long-term shareholder in Target. Domini is a mutual fund manager based in New York, focusing exclusively on socially responsible investing.

We are writing today to express our concerns about Target's decision to support Minnesota Forward during the recent mid-term elections. Along with many other shareowners, we advocate full disclosure and board oversight of all corporate political spending. This is emerging as a corporate governance best practice, as evidenced by the recently published Handbook on Corporate Political Activity, published by the Conference Board.[1] We are particularly concerned about the risks of corporate independent expenditures to finance electioneering communications, and believe that Target's contribution to Minnesota Forward presents important questions about Target's governance of its political spending.

We have therefore decided to join Trillium Asset Management in filing a shareholder proposal seeking a review of your political spending policies and oversight. We are filing the enclosed shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We have held more than $2,000 worth of Target shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Target shares from our portfolio's custodian is forthcoming under separate cover.

You have received an identical proposal from Shelley Alpern at Trillium Asset Management, the lead filer of this proposal. Please consider Ms. Alpern to the lead filer, but copy me on all

[1] Available at *http://www.conference-board.org/publications/publicationdetail.cfm?publicationid=1867*

532 Broadway, 9th Floor | New York, NY 10012-3939 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor



communications. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,

Adam Kanzer
General Counsel

Encl.

The Pension Boards
United Church of Christ

475 Riverside Drive
Room 1020
New York, NY 10115-0059

p 800.642.6543
f 212.729.2701

www.pbucc.org



December 28, 2010

Corporate Secretary
Target Corporation
1000 Nicollet Mall
Mail Stop TPS-2670
Minneapolis, Minnesota 55403

Dear Sir or Madam,

On behalf of The Pension Boards – United Church of Christ, Inc., I am authorized to notify you of our intention to co-file, with Walden Asset Management, the enclosed shareholder resolution requesting that Target commit to reviewing its political contributions and spending policies.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. The Pension Boards – United Church of Christ, Inc., is the beneficial owner of 44,600 shares of common stock, and has held the requisite amount of equity for more than one year prior to this date.

Also enclosed please find verification of ownership by our custodian, Northern Trust, of our holdings in the Company of 44,600 shares and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. The Pension Boards – United Church of Christ, Inc. intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2010 meeting.

We believe that a thorough review of spending policy will be beneficial to our Company. Under the direction of the lead filer, Walden Asset Management, we are interested in participating in a dialogue with top management on these issues.

Sincerely,

Kathryn McCloskey
Director, Corporate Social Responsibility

Enclosure:
Resolution Text
Custodial Verification Letter

cc: Timothy Smith, Walden Asset Management


UNITED CHURCH
FOUNDATION

December 28, 2010

Corporate Secretary
Target Corporation
1000 Nicollet Mall
Mail Stop TPS-2670
Minneapolis, Minnesota 55403

Dear Sir or Madam:

On behalf of the United Church Foundation, I am authorized to notify you of our intention to co-file, with Walden Asset Management, the enclosed shareholder resolution requesting that Target commit to reviewing its political contributions and spending policies.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. The United Church Foundation is the beneficial owner of 32,050 shares of common stock, and has held the requisite amount of equity for more than one year prior to this date.

Also enclosed please find verification of ownership by our custodian, BNY Mellon, of our holdings in the Company of 32,050 shares and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. The United Church Foundation intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2011 meeting.

We believe that a thorough review of spending policy will be beneficial to our Company. Under the direction of the lead filer, Walden Asset Management, we are interested in participating in a dialogue with top management on these issues.

Sincerely,

Kathryn McCloskey
Director, Corporate Social Responsibility

Enclosure:
Resolution Text
Custodial Verification

cc: Timothy Smith, Walden Asset Management

475 Riverside Drive, Suite 1020 · New York, NY 10115 · Toll-Free 877-806-4989 Fax 212-729-2601
info@ucfoundation.org www.ucfoundation.org



The Marianists
PROVINCE OF THE UNITED STATES

December 22, 2010

Mr. Timothy R. Bauer
Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Dear Mr. Bauer:

I am writing you on behalf of the Marianist Province of the United States in support of the stockholder resolution on Review of Political Contributions Policy. In brief, the proposal asks that the Board of Directors institute a comprehensive review of Target's political contributions and report to shareholders (at reasonable cost and omitting proprietary information.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Walden Asset Management for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of more than $2000 in shares of Target stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Mr. Timothy Smith, Senior Vice President, Walden Asset Management, 617-726-7155, tsmith@bostontrust.com

4425 West Pine Boulevard St. Louis, Missouri 63108-2301 314.533.1207 314.533.0778 fax

Sincerely,

[signature]

Myles McCabe
Director of Peace and Justice
Marianist Province of the US

Enclosure: 2011 Shareholder Resolution – Review Political Contributions Policy


School Sisters of Notre Dame
Milwaukee Province

Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 787-1023 Fax: (262) 754-0826
www.ssnd-milw.org

December 20, 2010

Robert J. Ulrich
Chief Executive Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

Re: Political Contributions: Sexual Orientation Discrimination Resolution

Dear Mr. Ulrich:

I am writing you on behalf of the Milwaukee Province of the School Sisters of Notre Dame, an international religious congregation committed to promoting education, human rights, and resource sustainable practices in all aspects of ministry and life. Globally there are over 3,800 School Sisters of Notre Dame in 36 countries across 5 continents. The Milwaukee Province of the School Sisters of Notre Dame includes over 350 sisters who live and work primarily in Wisconsin and surrounding states.

The School Sisters of Notre Dame - Milwaukee Province are the owners of 100 shares of Target Corporation stock and have continuously held shares in Target Corp. with a market value in excess of $2,000 since November 9, 2009. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed resolution being submitted by the Walden Asset Management (Boston Trust & Investment Management Company) for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We look forward to discussion on this matter.

Sincerely,

Timothy P. Dewane, Director
Office of Global Justice & Peace

Cc: ICCR
Timothy Smith



December 29, 2010

Robert J. Ulrich
Target Corp.
1000 Nicollet Mall
Minneapolis, MN 55403

Re: **Shareholder Proposal** for 2011 Annual Meeting

Dear Mr. Ulrich:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions.

Catholic Healthcare West has held the required number of shares for at least a year and we intend to maintain ownership of the requisite number of shares through the date of the annual meeting. Verification of ownership will be provided upon request.

We present the attached resolution for inclusion in the proxy statement for action at the annual meeting in 2011 in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that Catholic Healthcare West be listed as a sponsor of this resolution in the company proxy statement. There will be a representative present at the annual meeting to present this resolution as required by SEC rules. We are filing this resolution along with other concerned investors. Timothy Smith, Walden Asset Management will serve as the primary contact.

We would welcome dialogue with representatives of our company, which might lead to withdrawal of the resolution prior to the 2011 annual meeting.

Sincerely,

Susan Vickers, RSM

Susan Vickers, RSM
VP Community Health

Encl.

Cc: **Timothy Smith**, Walden Asset Management
Julie Wokaty, ICCR

185 Berry Street, Suite 300
San Francisco, CA 94107
415.438.5500 *telephone*
415.438.5724 *fax*

Exhibit C

Here for Good: Civic Activity Section

Public Policy

Target believes that engaging in legislative and public policy activities is an important and necessary element of operating a diversified, multi-national retail business. We work with elected officials of all political parties to help shape constructive public policy solutions that benefit our business, team, guests and the communities we serve.

During and immediately following the 2010 U.S. election cycle, the Corporate Responsibility Committee of our Board of Directors conducted a thorough review of Target's policies and practices regarding public policy engagement. This review culminated in a clear and transparent framework for Target's public policy engagement that was approved by our Board of Directors and is outlined below. Importantly, this framework has reaffirmed Target's commitment to:

- Align our public policy activities and business interests;
- Employ a decision-making process to support ongoing compliance with our alignment objective; and
- Maintain transparency to our guests, team members, shareholders and other stakeholders.

Issue Advocacy

As a retailer, importer, bank, credit card issuer, health care provider, and employer of over 350,000 team members, Target believes we play an important role in informing policy makers about many legislative issues. Target advocates at all levels of government, with think tanks, nongovernmental organizations and trade associations, aiming to ensure that the impact legislative and regulatory issues have on our business, our industry, our communities and our team members is well understood.

When directly advocating on positions important to our business, we rely on leaders throughout the company who have expertise to lend to policy discussions. Recently, Target has shared expertise and engaged in lobbying activities on a number of issues, including organized retail crime, interchange fees, community safety, urban redevelopment, taxes, trade, product safety and cost-effective health care reform. Through in-person programs and by publishing informative materials, we also provide opportunities for our team members to learn about issues affecting Target and how to communicate with their elected representatives.

We indirectly engage in advocacy through our memberships in trade associations and other policy-based organizations, which support their member companies by offering educational forums, public policy advocacy, and advancement of issues of common concern. Our financial support of trade associations and other policy-based organizations is limited to educational, lobbying and association management activities. We expressly require that our financial contributions to these organizations not be used for making campaign contributions to candidates or to influence the outcome of specific elections or ballot initiatives.

We report the identity of the trade associations and other policy-based organizations that we support, together with the aggregate amount of our financial support. In addition, because membership dues used for lobbying activities are not deductible for U.S. tax purposes, we also show the portion of our total dues that are not tax deductible.

Information on our support of trade associations and other policy-based organizations, which is updated twice per year, is available here.

Political Contributions

Target utilizes a Policy Committee as the primary body to guide the decision-making process regarding financial support of political activities. To ensure a variety of perspectives, the Policy Committee consists of our most senior executives in areas most affected by public policy decisions. The Policy Committee, in conjunction with the Chief Executive Officer, is responsible for balancing our business interests with any other considerations that may be important to our team members, guests or other stakeholders. The Policy Committee reports to the Corporate Responsibility Committee of the Board of Directors at least twice per year.

Target may provide financial support to political candidates, political parties or ballot initiatives through two separate channels:

- TargetCitizens PAC, which is funded through the voluntary contributions of our eligible team members; and

- The use of general corporate funds where permitted by law.

Regardless of which channel for political contributions is used, our financial support is provided in a nonpartisan manner based strictly on issues that directly affect our business priorities.

PAC Contributions

TargetCitizens PAC, which is funded through the voluntary contributions of eligible team members, makes contributions in a bipartisan manner to federal candidates and organizations. Target's Policy Committee determines the factors to be considered when making contribution decisions. These factors are:

- General alignment with our business objectives

- Extent of our presence in a candidate's state or congressional district

- Relevant legislative committee assignments

- Leadership positions

- Political balance

- The interests of our guests, team members, shareholders and other stakeholders

Information on TargetCitizens PAC contributions can be found on the Federal Election Commission's website.

Corporate Contributions

The use of general corporate funds for political contributions is permitted if the Policy Committee determines that would be an appropriate means of advancing issues that are important to our business. The Policy Committee reviews and approves any use of general corporate funds for electioneering activities or for ballot initiatives. This approval process applies whether the contribution is made directly to a candidate or party, or indirectly through an organization operating under Section 527 or 501(c)(4) of the U.S. Internal Revenue Code.

Before any contribution is made, the Policy Committee: (i) determines that it supports our business interests; (ii) gives consideration to the interests of our guests, team members, shareholders and other stakeholders; and (iii) concludes that under the circumstances, it is an appropriate means of advancing our public policy position.

Information on our aggregate corporate contributions, together with a list of individual contributions of $5,000 or more, which is updated twice per year, is available here.

Board Oversight

Our public policy activities are reviewed semi-annually by the Corporate Responsibility Committee of our Board of Directors. In addition, the Public Policy Committee consults with the Chair of the Corporate Responsibility Committee on particularly significant or sensitive decisions relating to contributions or public policy positioning.